Filed Pursuant to Rule 433

Registration No. 333-237082

February 2, 2022

February 2, 2022

Final Term Sheet

Depositary Shares Each Representing a 1/1,000th Interest

in a Share of 4.50% Series O Non-Cumulative Perpetual Preferred Stock

This final term sheet supplements the information set forth in the issuer’s preliminary prospectus supplement, dated February 2, 2022, and the prospectus, dated March 11, 2020.

Issuer:	U.S. Bancorp

Security:	Depositary shares, each representing 1/1,000th interest in a share of Series O Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (“Series O Preferred Stock”)

Size:	$450,000,000 (18,000,000 depositary shares)

Option to Purchase Additional Depositary Shares:	The underwriters have the option to purchase up to an additional $50,000,000 (2,000,000 depositary shares).

Maturity:	Perpetual

Expected Ratings*:	Baa1 (Negative) / BBB+ (Negative) / BBB+ (Stable) / A (Stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$25 per depositary share

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 4.50% from the date of issuance

Dividend Payment Date:	15th day of January, April, July and October of each year, commencing on April 15, 2022

Optional Redemption:	The Series O Preferred Stock may be redeemed in whole or in part, on or after April 15, 2027, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series O Preferred Stock may be redeemed in whole but not in part, at any time within 90 days following a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Trade Date:	February 2, 2022

Settlement Date:	February 9, 2022 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	Approximately $0.7524 per depositary share

Net Proceeds (before expenses) to Issuer:	$436,456,562.50 ($484,881,562.50 if the underwriters exercise their option to purchase additional depositary shares in full)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:

Citigroup Global Markets Inc.

InspereX LLC

Stifel, Nicolaus & Company, Incorporated

TD Securities (USA) LLC

AmeriVet Securities, Inc.

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

Great Pacific Securities

Loop Capital Markets LLC

R. Seelaus & Co., LLC

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “USB PrS”.

CUSIP / ISIN:	902973668 / US9029736686

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the depositary shares will be made against payment therefor on or about February 9, 2022 which is the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the second business day before delivery of the depositary shares will be required, by virtue of the fact that the depositary shares initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by the issuer. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, U.S. Bancorp Investments, Inc. at 1-877-558-2607, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, RBC Capital Markets, LLC at 1-866-375-6829, UBS Securities LLC at 1- 888-827-7275 and Wells Fargo Securities, LLC at 1-800-645-3751.

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